

May 20, 2013

Via Email
Karen Burns
Vice President and Interim Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

>   **Re: NVIDIA Corporation**
>   **Form 10-K for the Year Ended January 27, 2013**
>   **Filed March 12, 2013**
>   **File No. 000-23985**

Dear Ms. Burns:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 27, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Inventories, page 41

1.   We note your disclosure that during the past two fiscal years, your inventory reserve has ranged between 15.0% and 30.6% of your gross inventory balance, with your inventory reserve representing 22.0% of the gross inventory balance at January 27, 2013. Please revise future filings to discuss this variability in greater detail by addressing the factors

that have caused your inventory reserve to fluctuate so much in recent years. Provide us with a sample of your proposed revised disclosures.

2.   Further to the above, we note your inventory reserve is relatively significant compared to your gross inventory balance. Please expand your disclosures in future filings to explain the factors that contribute to the large inventory reserve. Provide us with a sample of your proposed revised disclosures.

Goodwill, page 43

3.   We note your disclosures on page 44 regarding the quantitative assessment performed in fiscal year 2013. You state that the impairment testing indicated that the fair value of one of your reporting units exceeded the carrying value by only 23%, down from 30% in the prior year. For any reporting units where the fair value does not substantially exceed the carrying value, please revise future filings to provide expanded disclosure. In this regard, disclose the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 1 – Organization and Summary of Significant Accounting Polices, page 69

– Revenue Recognition, page 70

4.   We note your disclosure here regarding your rebate programs. You state that you accrue for 100% of the potential rebates at the later of the date at which you record the related revenue or the date at which we offer the rebate. With reference to FASB ASC 605-50-25, please explain to us in greater detail why you recognize the full amount of the potential rebates. Discuss why you are not able to reasonably and reliably estimate the amount of rebates that will be claimed by customers. In this regard, please provide us with a rollforward of your rebate accrual balances at each balance sheet date that separately shows the amount of rebates accrued, the amount of rebates paid out and the adjustments to the rebate accruals.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief